Exhibit 99.18

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 14, 2019

at 2:00 p.m. (Vancouver Time)

MANAGEMENT INFORMATION CIRCULAR

DATED: April 4, 2019

MAVERIX METALS INC.

Suite 575, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
Telephone No.:  604-449-9290

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Maverix Metals Inc. (the “Corporation” or “Maverix”) will be held in the Cristal Room at the Metropolitan Vancouver Hotel, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on May 14, 2019 at 2:00 p.m. (Vancouver Time) for the following purposes:

1.              to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2018 together with the auditor’s report thereon;

2.              to elect directors for the ensuing year;

3.              to appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

4.              to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the Corporation to apply for a Certificate of Amendment under the Canada Business Corporations Act to amend its Articles of Incorporation, as amended, to consolidate all of the issued and outstanding common shares of the Corporation, on the basis of one (1) post-consolidation common share for each two (2) pre-consolidation common shares, as more fully described in the accompanying Management Information Circular;

5.              to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution approving the Corporation’s Restricted Share Unit Plan, as more particularly described in the accompanying Management Information Circular; and

6.              to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

The board of directors has fixed April 4, 2019 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting.

Shareholders unable to attend the Meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.

DATED at Vancouver, British Columbia this 4th day of April, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Daniel O’Flaherty”
Daniel O’Flaherty
Chief Executive Officer and Director

MAVERIX METALS INC.

Suite 575, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
Telephone No.:  604-449-9290

MANAGEMENT INFORMATION CIRCULAR
as at April 4, 2019

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual general and special meeting of its shareholders (the “Meeting”). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation. All costs of solicitation will be borne by the Corporation.

We have arranged for intermediaries to forward the Meeting materials to beneficial owners of Common Shares held as of the record date by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Management intends to pay for intermediaries to forward the Meeting materials to objecting beneficial owners.

The Meeting will be held on Tuesday, May 14, 2019 at 2:00 p.m. (Vancouver Time) in the Cristal Room at the Metropolitan Vancouver Hotel, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 for the purposes set forth in the accompanying Notice of Meeting. The information contained herein is given as at April 4, 2019 except as otherwise indicated.

In this document, “you” and “your” refer to the shareholders of, and “Maverix”, the “Corporation”, “we”, “us” or “our” refer to Maverix Metals Inc. “Common Shares” means common shares without par value in the capital of the Corporation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation, in addition to other members of the Corporation’s senior management. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated in the previous sentence to attend and act on the shareholder’s behalf at the Meeting. To exercise this right, the shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy acceptable to the Corporation.

A person or company whose name appears on the books and records of the Corporation is a “Registered Shareholder”. A non-registered shareholder is a beneficial owner of Common Shares whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates) (a “Beneficial Shareholder”).

Registered Shareholders

A Registered Shareholder may vote Common Shares owned by it at the Meeting either in person or by proxy. A Registered Shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those Registered Shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting. However, to ensure your representation at the Meeting we encourage you to return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting.

A Registered Shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy. All proxies completed by Registered Shareholders must be returned to the Corporation by:

(a)                                 completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, TSX Trust Company (“TSX Trust”), at its office at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, for receipt not later than Friday, May 10, 2019 at 2:00 p.m. (Vancouver Time);

(b)                                 by fax to TSX Trust at 416-595-9593, not later than Friday, May 10, 2019 at 2:00 p.m. (Vancouver Time); or

(c)                                  by telephone or internet, as instructed in the enclosed form of proxy, not later than Friday, May 10, 2019 at 2:00 p.m. (Vancouver Time).

Please review the enclosed form of proxy carefully for additional information and resources for assistance. To be effective, a proxy form must be received by TSX Trust no later than 2 p.m. (Vancouver Time) two days (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or any adjournment of the Meeting.

The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting on any ballot that may be called for.

Non-Registered Shareholders

We have distributed copies of this Information Circular and accompanying Notice of Meeting to intermediaries for distribution to Beneficial Shareholders at the Corporation’s expense. Unless a Beneficial Shareholder has waived its rights to receive these materials, an intermediary is required to deliver them to the Beneficial Shareholders and to seek instructions on how to vote the Common Shares owned by the Beneficial Shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to Beneficial Shareholders. Beneficial Shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways. Usually a Beneficial Shareholder will be given a voting instruction form, which must be completed and signed by the Beneficial Shareholder in accordance with the instructions provided by the intermediary. In this case, a Beneficial Shareholder cannot use the mechanisms described above for Registered Shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet). Occasionally, however, a Beneficial Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares owned by the Beneficial Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Beneficial Shareholder. In this case, the Beneficial Shareholder can complete the proxy and vote by mail or fax only, as described above for Registered Shareholders. These procedures are designed to enable Beneficial Shareholders to direct the voting of their Common Shares. Any Beneficial Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the Beneficial Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the intermediary. In either case, the Beneficial Shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies

A Registered Shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the head office of the Corporation at Suite 575, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8 or TSX Trust, at any time up to 2:00 p.m. (Vancouver Time) two days (excluding Saturday, Sunday and statutory holidays) before the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation. A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to TSX Trust as aforesaid at any time up to 2:00 p.m. (Vancouver Time) 24 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands. Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business. At the time of the printing of this

Information Circular,management knows of no such amendment, variation or other matter which may be presented at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the adoption of the proposed Restricted Share Unit Plan (as defined below).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount of) any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Corporation has fixed April 4, 2019 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Corporation are listed for trading on the TSX Venture Exchange (the “TSX-V”). As of April 4, 2019, there were 215,681,258 Common Shares issued and outstanding, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Corporation, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation as at April 4, 2019 were:

Shareholder Name	Number of Shares Held (1)	Percentage of Issued Shares
Pan American Silver Corp.	55,167,000	25.58%
Gold Fields Limited (2)	42,850,000	19.87%
Newmont Mining Corp.	60,000,000	27.82%

Notes:

(1)         The above information not being within the knowledge of the Corporation has been obtained from www.sedi.ca.

(2)         The common shares are registered in the name of a subsidiary, Gold Fields Netherlands Services B.V.

Shareholder Agreements

The following is a summary of the Shareholder Agreements (as defined below). The summary of the Shareholder Agreements provided below is qualified in its entirety by reference to the full text of the Shareholder Agreements.  The Shareholder Agreements are each available under Maverix’s profile on SEDAR at www.sedar.com.

Maverix has entered into a shareholder agreement with each of Pan American Silver Corp. (“Pan American”) (dated July 7, 2016, as amended January 16, 2017 and as amended and restated on June 29, 2018), Gold Fields Limited (“Gold Fields”) (dated December 23, 2016) and Newmont Mining Corp. (“Newmont”) (dated June 29, 2018) (collectively, the “Shareholder Agreements”). The Shareholder Agreements are in substantially similar form and pursuant to which each of Pan American, Gold Fields, Newmont and Maverix have agreed that, among other things, each shareholder will:

•                  have certain rights in respect of equity financings of Maverix, including standard anti-dilution rights;

•                  have demand qualification rights in specified circumstances in respect of the Corporation completing and filing a prospectus relating to a proposed disposition of all or a portion of the shareholder’s shareholdings in the Corporation;

•                  be obligated to give Maverix notice and an opportunity to make an offer to acquire any metal stream or royalty that the shareholder contemplates granting; and

•                  be entitled, depending on current shareholdings of the Corporation, to nominate individuals for election to the Corporation’s Board of Directors (the “Board Nominee Right”).

The Board Nominee Right applies to each of Pan American, Gold Fields and Newmont where:

•                  Pan American’s shareholdings of Maverix are equal to or exceed 50% of Maverix’s outstanding Common Shares then Pan American is entitled to two nominees for election to the Corporation’s Board of Directors;

•                  Gold Field’s shareholdings of Maverix are equal to or exceed 20% of outstanding Common Shares, Gold Fields is entitled to one nominee for election to the Maverix Board of Directors;

•                  Newmont or Pan American’s shareholdings of Maverix are equal to or exceed 10% of outstanding Common Shares, then each of Newmont and Pan American, respectively, is entitled to one nominee for election to the Maverix Board of Directors.

As at the date of this Annual Information Form, Pan American has nominated Rob Doyle and Christopher Emerson as its nominees and Newmont has nominated Blake Rhodes as its nominee. Gold Fields has not exercised its right to nominate an individual for election to the Maverix’s Board of Directors.

Pursuant to each Shareholder Agreement, provided Maverix has endorsed and recommended nominees for election to the Maverix Board of Directors, at every meeting of the Maverix shareholders at which the election of directors to the Board is considered, each of Pan American, Gold Fields and Newmont must:

•                  vote its Common Shares in favor of the election of Maverix’s management’s proposed nominees for election to the Board of Directors at every such meeting;

•                  not effect, conduct or participate in any solicitation of proxies with respect to any securities of Maverix (other than any solicitation of proxies conducted by Maverix’s management) against management’s proposed nominees for election to the Maverix Board of Directors; and

•                  vote its Common Shares in the manner recommended by the Board of Directors with respect to other matters in the ordinary course brought to a vote of shareholders of Maverix, including but not limited to, appointing the auditor of the Corporation and fixing the auditor’s remuneration, approving and ratifying employees or consultants of the Corporation, approving and ratifying the compensation of the directors, officers, employees and consultants of the Corporation and other routine housekeeping matters.

BUSINESS OF MEETING

Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2018, report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com, will be placed before the Meeting and have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia and Prince Edward Island. No vote will be taken on the financial statements at the Meeting.

Election of Directors

The articles of incorporation of the Corporation provide that the Board shall consist of a minimum of one director and a maximum of fifteen directors. The term of office of each of the present directors expires at the Meeting. The Board presently consists of seven directors and it is intended that seven directors be elected for the ensuing year. A copy of the Board’s mandate is attached hereto as Schedule “A”.

Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act.

The following table lists management’s seven nominees for election as directors, all major offices and positions each now holds with the Corporation and any of its significant affiliates, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 4, 2019.

The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the nominees listed in the table below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. All of the nominees presented for election as directors are currently directors of the Corporation. The persons nominated are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.

Name, Province/State and Country of Residence	Period as a Director of the Corporation	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned
Geoffrey Burns (1) British Columbia, Canada	Chairman and Director since June 17, 2016	Retired; President and CEO Pan American (July 1, 2003 to December 31, 2015)	12,197,627 (5.66%)
J.C. Stefan Spicer (1) Ontario, Canada	Director since June 17, 2016	Businessman; Past Chairman, President and CEO of Central Fund of Canada Limited (1995 to January 2018)	1,668,916 (0.77%)
Dr. Christopher Barnes (1) Ontario, Canada	Director since June 17, 2016	Practicing physician	1,158,181 (0.54%)
Robert Doyle British Columbia, Canada	Director since June 17, 2016	CFO of Pan American	19,697 (0.01%)
Christopher Emerson British Columbia, Canada	Director since June 17, 2016	VP of Business Development and Geology of Pan American	19,697 (0.01%)
Daniel O’Flaherty Grand Cayman, Cayman Islands	Director since May 30, 2017	CEO of the Corporation; Former Executive Director of Anthem United Inc.	6,313,261(2) (2.93%)
Blake Rhodes Colorado, United States	Director since November 20, 2018	VP of Corporate Development of Newmont	Nil

Notes:

(1)         Member of the Audit Committee and the Nominating and Governance Committee.

(2)         6,266,833 Common Shares over which Daniel O’Flaherty exercises control and direction are registered in the name of Vandelay Industries SEZC, a company owned by Mr. O’Flaherty and 46,428 Common Shares are registered in Daniel O’Flaherty’s name personally.

Director Biographies

Geoffrey Burns — Chairman of the Board and a Director

Mr. Burns co-founded Maverix in 2016. Prior to this, Mr. Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015. Mr. Burns has over 30 years of experience in the precious metals mining industry. Mr. Burns holds a Bachelor of Science degree in Geology from McMaster University and a Master of Business Administration from York University. Mr. Burns has extensive experience throughout North and South America in mine operations and project development and has lead numerous capital market transactions including placements of equity, debt and convertible debt, as well as having lead several key acquisitions for Pan American.

J.C. Stefan Spicer — Director

Mr. Spicer was previously the Chairman, President, and CEO of Central Fund of Canada Limited (“Central Fund”), positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer was also a founder of and the past Chairman, President and CEO of Central GoldTrust and Silver Bullion Trust. He has in excess of 35 years of investment industry experience.

Dr. Christopher Barnes — Director

Dr. Barnes was Chief of Staff of Blind River Hospital in Ontario for 22 years. He is a practicing physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Furthermore, Dr. Barnes is the founder and Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing.

Robert Doyle — Director

Mr. Doyle is currently the Chief Financial Officer for Pan American, a position he has held since January 2004. He has a strong background in financial management, particularly in the metals market, after serving for six years as Senior Vice-President — Mining Finance and Metals Marketing with Standard Bank in New York prior to joining Pan American. Mr. Doyle is a Chartered Accountant and a Chartered Financial Analyst and holds a B.Bus.Sc. (Honours) Finance degree from the University of Cape Town.

Christopher Emerson — Director

Mr. Emerson is currently VP Business Development and Geology with Pan American. Prior to joining Pan American in 2015, Mr. Emerson spent 15 years working and living in Peru, most recently as Geology Manager for Glencore (Zinc group) South America, serving as the Qualified Person, as that term is defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects for reserve and resource reporting, as well as completing business development initiatives for the group. Mr. Emerson holds a B.Eng. in Industrial Geology from the Camborne School of Mines and an M.Sc. in Mineral Exploration from Leicester University.

Daniel O’Flaherty — Director

Mr. O’Flaherty co-founded Maverix Metals Inc. in 2016. He has over 10 years of investment banking and Executive Officer experience in the mining industry. Mr. O’Flaherty was previously the Executive Vice President and a Director of Anthem United, and prior to that was the Executive Vice President of Corporate Development at Esperanza Resources. He was a director in the investment banking team of Scotia Capital in Vancouver where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings in the metals and mining sector. Mr. O’Flaherty holds a Bachelor of Commerce degree, with honours, from the University of British Columbia.

Blake Rhodes — Director

Mr. Rhodes is currently VP, Corporate Development of Newmont. Mr. Rhodes previously served as VP, International Strategic Development and Senior Vice President, Indonesia for Newmont. Mr. Rhodes previously held the positions of Vice President/Deputy General Counsel, Corporate Development, Group Executive, Corporate Development and Vice President and General Counsel.  Prior to joining Newmont in 1996 as Assistant General Counsel, Mr. Rhodes was an associate at the law firm of Kirkland & Ellis.  Mr. Rhodes graduated from Iowa State University with a Bachelor’s Degree in Business Administration.  Mr. Rhodes holds a Doctor of Jurisprudence degree from the University of Pennsylvania.

Cease Trade Orders and Bankruptcies

None of the proposed directors (or any of their personal holding companies) of the Corporation:

(a)                                 is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)                                     was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)                                  was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)                                 is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)                                  has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes of paragraphs (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)                                 any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable security holder of the Corporation in deciding whether to vote for a proposed director.

Appointment of Auditors

On May 29, 2018, shareholders appointed KPMG LLP (“KPMG”) as auditors of the Corporation to hold office until the next annual meeting of shareholders. At the Meeting, the Shareholders will be asked to appoint KPMG as auditors of the Corporation for the ensuing year and to authorize the Board to fix their remuneration.  The term of KPMG shall end at the close of the next annual meeting of the shareholders.

The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of KPMG, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors. A simple majority of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to appoint KPMG as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors.

Audit Committee and Relationship with Auditor

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee (the “Audit Committee”) and its relationship with its independent auditor.

The Audit Committee’s Charter

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. A copy of the charter is attached hereto as Schedule “B”.

Composition of the Audit Committee

The members of the Audit Committee are Geoffrey Burns, J.C. Stefan Spicer and Dr. Christopher Barnes. Mr. Burns is the Chairman of the Audit Committee.

All members of the Audit Committee are considered to be financially literate and independent within the meaning of section 1.4 of NI 52-110 and NI 58-101.

Relevant Education and Experience

Each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Geoffrey Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015. Prior to this, Mr. Burns was Senior Vice President and Chief Financial Officer of Coeur Mining, Inc., a publicly traded precious metal mining company listed on the New York Stock Exchange in the United States.

J.C. Stefan Spicer was previously the Chairman, President, and CEO of, Central Fund of Canada Limited, positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer was also a founder of and the past Chairman, President and CEO of Central GoldTrust and Silver Bullion Trust. He has in excess of 35 years of investment industry experience.

Dr. Christopher Barnes was Chief of Staff of Blind River Hospital in Ontario for 22 years. He is a practicing physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Furthermore, Dr. Barnes is the founder and Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit related services.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of the non-audited services provided by KPMG and UHY McGovern, Hurley LLP, Chartered Accountants (“McGovern Hurley”) (our previous auditor) to the Corporation to ensure auditor independence. The aggregate fees incurred with KPMG and McGovern Hurley for audit and non-audit services in the last two fiscal years are outlined in the following table:

Financial Year Ending (1)	Auditor	Audit Fees (2)	Audit Related Fees (3)	Tax Fees (3)	All Other Fees (4)
2018	KPMG	125,000	Nil	Nil	Nil
2017	KPMG	$87,790	Nil	$4,950	$9,728
2017	McGovern Hurley	$59,000	Nil	Nil	Nil

Notes:

(1)         At the request of the Corporation, McGovern resigned as auditor effective July 28, 2017, and KPMG was appointed as successor auditor beginning on July 28, 2017.

(2)         The aggregate audit fees billed.

(3)         Tax advisory fees for ad hoc tax advice.

(4)         The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Amendment to the Articles of Incorporation of the Corporation — Approval of Share Consolidation

At the Meeting, Shareholders will be asked to consider, and if deemed advisable approve, with or without variation, a special resolution, authorizing the consolidation of the issued and outstanding common shares of the Corporation (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for up to every two (2) pre-consolidation Common Shares (the “Consolidation”). The Consolidation will be effected by filing articles of amendment to the Corporations Articles of Incorporation, as amended. The timing for implementation of the Consolidation would be determined by the Board based upon its evaluation as to when such action would be most advantageous to the Corporation and its Shareholders.  The Consolidation is subject to the acceptance of the TSXV. Upon approval of the Consolidation by the Shareholders and acceptance by the TSXV, the Board will have the authority to give effect to the Consolidation.

The Corporation’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preference shares (“Preference Shares”) in the capital of the Corporation. On effecting the Consolidation, the Corporation will continue to have an unlimited number of authorized Common Shares and Preference Shares.  The Corporation’s name will not change in connection with the Consolidation.

As of the date of this Circular, the Corporation has 215,681,258 Common Shares issued and outstanding and no Preference Shares issued outstanding.  The proposed Consolidation, assuming the 2:1 ratio, will reduce the number of outstanding Common Shares to approximately 107,840,629 Common Shares. The Board believes that it is necessary to reduce the number of Common Shares outstanding so as to enhance the liquidity of the Common Shares as well as the marketability for the Common Shares. The Consolidation will allow the Corporation to pursue a dual listing on a U.S. stock exchange.  The listing requirements of a U.S. stock exchange can require the shares of a company to have a minimum market price of US$2.00 per common share.  The Board believes that a U.S. stock exchange listing will increase the liquidity of the Corporation’s common shares by attracting an expanded and diverse base of both retail and institutional investors.  The Corporation can provide no assurances that the Corporation will be successful in achieving a listing of its securities on a U.S. exchange.

Elimination of Fractional Shares

No fractional Common Shares will be issued as a result of the Consolidation. If, as a result of the Consolidation, a Shareholder would otherwise be entitled to a fraction of a post-Consolidation Common Share, the number of post-Consolidation Common Shares issuable to such Shareholder shall be rounded to the nearest whole number.

In all other respects, the post-Consolidation Common Shares will have the same attributes as the existing Common Shares.

Principle Effects of the Consolidation

The Consolidation will affect all Shareholders the same. Except for any variances attributable to fractional shares as described above, the change in the number of issued and outstanding Common Shares that will result from the Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any Shareholders percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Common Shares.

In addition, the Consolidation will not affect any Shareholder’s proportionate voting rights. Each Common Share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable. The principle effects of the Consolidation will be that:

1.              the number of Common Shares issued and outstanding will be reduced from approximately 215,681,258 Common Shares as of April 4, 2019 to approximately 107,840,629 Common Shares (based on a consolidation of two (2) existing Common Shares for one (1) post-Consolidation Common Share);

2.              the number of Common Shares reserved for issuance under the Corporation’s stock option plan will be reduced proportionately based on the consolidation ratio;

3.              the exercise or conversion price and/or the number of Common Shares issuable under the Corporation’s outstanding stock options will be proportionately adjusted upon the Consolidation based on the consolidation ratio selected by the Board with any fraction rounded to the nearest whole number (see “Elimination of Fractional Shares”);

4.              the exercise price and/or the number of Common Shares issuable under certain outstanding share purchase warrants of the Corporation will be proportionately adjusted upon the Consolidation based on the consolidation ratio.

The Consolidation will not be considered to result in a disposition of Common Shares by Shareholders for Canadian federal income tax purposes. The aggregate adjusted cost base to a Shareholder for such purposes of all Common Shares held by the Shareholder will not change as a result of the Consolidation; however, the Shareholder’s adjusted cost base per Common Share will increase proportionately. This summary is general in its nature. This summary is not intended to be or to be construed as legal or tax advice to any Shareholder. It is not exhaustive of all federal income tax considerations. Shareholders should consult their own advisors in respect of the foregoing.

Effect on Non-Registered Shareholders

Non-registered Shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in respect of the foregoing, you should contact your nominee.

Effect on Share Certificates

If the Consolidation is approved by Shareholders and implemented, registered shareholders will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares. Following the announcement by the Corporation of the consolidation ratio selected by the Board and the effective date of the Consolidation, registered Shareholders will be sent a letter of transmittal from the Corporation’s transfer agent, TMX Equity Trust, as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-Consolidation Common Shares to the transfer agent. The transfer agent will forward to each registered Shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each share certificate representing pre-

Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares, to which the holder is entitled as a result of the Consolidation.

DO NOT DESTROY ANY SHARE CERTIFICATE(S) AND DO NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

No Dissent Rights

Under the CBCA, Shareholders do not have dissent rights with respect to the proposed Consolidation.

Certain Risks associated with the Share Consolidation

The effect of the Consolidation upon the market price of the Common Shares cannot be predicted with any certainty, and the history of similar share consolidations for corporations similar to the Corporation is varied. There can be no assurance that the total market capitalization of the Common Shares immediately following the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Consolidation will remain higher than the per-share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation. Furthermore, the Consolidation may lead to an increase in the number of Shareholders who will hold “odd lots”; that is, a number of shares not evenly divisible into board lots (a board lot is either 100, 500 or 1,000 shares, depending on the price of the shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a “board lot”. Nonetheless, despite the risks and the potential increased cost to Shareholders in transferring odd lots of post-Consolidation Common Shares, the Board believes the Consolidation is in the best interest of all Shareholders.

Special Shareholder Resolution to Approve the Amendment to the Articles of Incorporation of the Corporation — Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve, with or without variation, the special resolution substantially in the form noted below to permit the Consolidation. The Board and management of the Corporation believe that the proposed Consolidation is in the best interests of the Corporation and its Shareholders.

“RESOLVED THAT, as a special resolution, with or without variation, subject to the acceptance by the TSX Venture Exchange:

1.              if and when the Directors of the Corporation shall deem appropriate to do so, Maverix Metals Inc. (the “Corporation”) be and it is hereby authorized to apply for a certificate of amendment under Section 173 of the Canada Business Corporations Act to amend its Articles of Incorporation, as amended, to consolidate (the “Consolidation”) the number of issued and outstanding common shares of the Corporation (the “Common Shares”) on the basis of up to a maximum of two (2) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share, such that the 215,681,258 issued and outstanding Common Shares (or such other number of fully paid and issued Common Shares that are outstanding on the effective date of the Consolidation) are consolidated into approximately 107,840,629 Common Shares (or such other number of fully paid and issued Common Shares resulting from the Consolidation);

2.              any fractional Common Shares resulting from the Consolidation of the Common Shares shall be rounded to the nearest whole number;

3.              the Directors of the Corporation, in their sole and complete discretion, are authorized and empowered to act upon this special resolution to effect the Consolidation and to determine the actual Consolidation ratio (such ratio not to exceed two (2) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share), or if deemed appropriate and without any further approval from the shareholders of the Corporation, are authorized and empowered to revoke this ordinary resolution and not to proceed with the Consolidation, without further approval of or notice to the shareholders of the Corporation;

4.              any Director or officer of the Corporation is authorized and directed on behalf of the Corporation, to take all necessary steps and proceedings, and to execute, deliver and file any and all declarations, agreements, documents, notices and instruments, including, without limitation, the articles of amendment to the Director under the Canada Business Corporations Act, and to do all such other acts and things as may be necessary or desirable to give effect to this special resolution, including, without limitation, the determination of the effective date of the Consolidation, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote “FOR” the special resolution to permit the Consolidation. To be effective, the resolution must be passed by a special majority of the votes cast by shareholders in person or by proxy at the Meeting. The Board and management recommend a vote “FOR” the special resolution to permit the Consolidation.

Adoption of Restricted Share Unit Plan

The Corporation is proposing the adoption of a restricted share unit plan (the “Restricted Share Unit Plan”) that will assist the Corporation in allowing it to issue equity-based incentive compensation to individuals who will assist in the Corporation’s growth.

Prior to the date of this Information Circular, the Board approved the adoption of the Restricted Share Unit Plan. The Board decided that it is desirable to have a wide range of incentive plans, including a restricted share unit plan available to attract, retain and motivate officers and directors, including consultants (“Eligible Persons”). The Restricted Share Unit Plan provides that restricted share units (the “Restricted Share Units”) may be granted by the Board which will administer the Restricted Share Unit Plan to Eligible Persons as a discretionary payment in consideration for significant contributions to the long-term success of the Corporation. The Restricted Share Unit Plan is subject to shareholder approval.

In order to comply with the policies of the TSXV, the Corporation must reserve a fixed maximum percentage of the Corporation’s issued and outstanding Common Shares for issuance under the Corporation’s Stock Option and Share Compensation Plan (the “Option Plan”) and the Restricted Share Unit Plan.  The Corporation is permitted to reserve up to 20% of the issued and outstanding Common Shares.  In addition, TSXV policies require that each of the Option Plan and the Restricted Share Unit Plan must have a fixed maximum number of Common Shares reserved for issuance under their terms.

The Corporation currently has 15,000,000 Common Shares reserved for issuance under the Option Plan, representing 7% of the current issued and outstanding Common Shares.  The Corporation has issued 8,239,145 stock options and incentive shares under the Option Plan.  The Corporation is proposing that in connection with the adoption of the Restricted Share Unit Plan that the shareholders approve reserving 21,000,000 Common Shares for issuance under the Option Plan and the Restricted Share Unit Plan, which would represent approximately 10% of the current issued and outstanding Common Shares.

Pursuant to the terms of the Restricted Share Unit Plan, the aggregate maximum number of Common

Shares reserved for issuance under the Restricted Share Unit Plan from treasury:

(a)                       shall not exceed 6,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSXV policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation;

(b)                       in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Corporation’s Option Plan, shall not exceed 21,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSXV policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation; and

(c)                        to any one Eligible Person within a 12-month period shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis.

Notwithstanding the foregoing, the aggregate maximum number of Common Shares reserved for issuance under the Restricted Share Unit Plan shall be reduced by that number of Restricted Share Units which are issued in accordance with the provisions of the Restricted Share Unit Plan.

In addition, the number of Common Shares which may be issuable under the Restricted Share Unit Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, within a 12-month period:

(a)         to any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b)         to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis; and

(c)          to any one Consultant (as defined in the Restricted Share Unit Plan) shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis.

If the Consolidation (described above) is approved and completed, then up to 3,000,000 Common Shares will be reserved for issuance under the Restricted Share Unit Plan. Assuming that the Restricted Share Unit Plan is approved in the manner requested, the number of Common Shares which may be made subject to (a) Restricted Share Units under the Restricted Share Unit Plan, and (b) options under the Corporation’s Option Plan, will represent not more than either: (i) 10,500,000 Common Shares assuming successful completion of the Consolidation, or (ii) 21,000,000 Common Shares if the Consolidation is not completed.

Unless redeemed earlier in accordance with the Restricted Share Unit Plan, the Restricted Share Units of each Eligible Person will be redeemed on the Redemption Date (as defined below) for cash or Common Shares, as determined by the Board, for an amount equal to the Fair Market Value (as defined in the Restricted Share Unit Plan) of a Restricted Share Unit. The “Redemption Date” in respect of any Restricted Share Unit means: the third anniversary of the grant date on which such Restricted Share Unit was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the Redemption Date in respect of such Restricted Share Unit, or (ii) there is a Change of Control (as defined in the Restricted Share Unit Plan), the Restricted Share Unit Plan is terminated or upon an Eligible Person’s death or termination of employment.

Subject to the terms of the Restricted Share Unit Plan (which may require the Corporation to obtain shareholder and or regulatory approval), the Board may from time to time amend or revise the terms of the Restricted Share Unit Plan or may discontinue the Restricted Share Unit Plan at any time. Subject to receipt of requisite disinterested shareholder and regulatory approval (including, where applicable, the approval of the Exchange (as defined in the Restricted Share Unit Plan)), the Board may make amendments to the Restricted Share Unit Plan to change the maximum number of Common Shares issuable under the Restricted Share Unit Plan, to change the method of calculation of the redemption of Restricted Share Units held by Eligible Persons and to provide an extension to the term for the redemption of Restricted Share Units held by Eligible Persons. All other amendments to the Restricted Share Unit Plan may be made by the Board without obtaining shareholder approval.

If an Eligible Person is terminated by the Corporation for cause, or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a director, as applicable, all of the Eligible Person’s Restricted Share Units will be forfeited and no amount will be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so forfeited. The Restricted Share Units of an Eligible Person which have vested on the applicable date, other than a director, who is involuntarily terminated by the Corporation, for reasons other than cause, will be redeemed for a number of Common Shares equal to the number of Restricted Share Units then held by the Eligible Person. The Restricted Share Units of a director, who is not re-elected at an annual or special meeting of shareholders will be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date.

In the event of a Change of Control, then the Corporation will redeem 100% of the Restricted Share Units granted to the Eligible Persons on a Redemption Date which will be deemed to have occurred on the date on which the Change of Control occurs in accordance with the terms of the Restricted Share Unit Plan.

A copy of the Restricted Share Unit Plan is attached as Schedule “E” to this Information Circular.

Disinterested Shareholder Approval Being Sought

The TSXV requires that disinterested shareholder approval (being the approval of all of the shareholders of the Corporation other than insiders of the Corporation) be obtained if a proposed equity based compensation plan, together with all of the issuer’s previously established and outstanding equity based compensation plans or grants, could result at any time in: (i) the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; (ii) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares; or (iii) the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares.

At the Meeting, disinterested shareholders will be asked to consider and, if deemed appropriate, to pass,  with or without variation, an ordinary resolution, in the form set out below (the “Restricted Share Unit Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the Restricted Share Unit Plan.

“RESOLVED THAT:

1.                        to reserve up to either:

(a)         10,500,000 common shares upon the completion of the proposed consolidation of the Corporation’s common shares on the basis of one (1) post-consolidation common share for up to every two (2) pre-consolidation common shares (the “Consolidation”), or

(b)         21,000,000 common shares if the Consolidation is not completed,

under all of the Corporation’s equity incentive plans, as described in the Information Circular dated April 4, 2019, be and is hereby authorized and approved.

2.                        subject to the receipt of the final approval of the TSX Venture Exchange, the adoption of the Restricted Share Unit Plan by the Corporation, substantially in the form attached to the Information Circular of the Corporation dated April 4, 2019 as Schedule “E”, pursuant to which the directors of the Corporation may, from time to time and subject to the restrictions as laid out in the Restricted Share Unit Plan, grant Restricted Share Units to Eligible Persons under the Restricted Share Unit Plan entitling such Eligible Persons to acquire up to an aggregate of either:

(a)                       3,000,000 common shares of the Corporation upon the completion of the Consolidation or

(b)                       6,000,000 common shares if the Consolidation is not completed,

as fully paid and non-assessable common shares, be and is hereby authorized and approved; and

3.                                      any director or officer of the Corporation be and is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolutions.”

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote “FOR” the ordinary resolution to permit the adoption of the Restricted Share Unit Plan. To be effective, the resolution must be passed by a simple majority of the votes cast by shareholders in person or by proxy at the Meeting. The Board and management recommend a vote “FOR” the ordinary resolution to permit the adoption of the Restricted Share Unit Plan.

CORPORATE GOVERNANCE

General

A corporation’s corporate governance practices refer to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance practices encourage establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This section sets out the Corporation’s approach to corporate governance and addresses the Corporation’s compliance with NI 58-101.

Board of Directors

The Board currently consists of seven directors: Geoffrey Burns (Chairman of the Board), J.C. Stefan Spicer, Dr. Christopher Barnes, Robert Doyle, Christopher Emerson, Daniel O’Flaherty and Blake Rhodes.

Geoffrey Burns (Chairman of the Board), J.C. Stefan Spicer and Dr. Christopher Barnes, are independent directors as defined in NI 58-101 and NI 52-110. Daniel O’Flaherty, the Chief Executive Officer of the Corporation and each of Robert Doyle, Christopher Emerson and Blake Rhodes are deemed not to be independent directors of the Corporation.

The Board meets at least every quarter for a formal meeting of the Board. In addition, management provides updates to the Board on a regular basis between Board meetings. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management.  In general, management consults with the Board frequently and the Board is well informed regarding the Corporation’s affairs.

Where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence, including supervision over and review of performance of management. Composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs. As a result, these Board members are able to provide significant and valuable independent supervision over management.

Directorships

The following directors of the Corporation are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Geoffrey Burns	Taseko Mines Limited Northern Vertex Mining Corp.	TSX; NYSE TSX-V

Orientation and Continuing Education

Most Board meetings are held in person, often including presentations by various functional areas, to give Board members additional insight into the business. The Corporation supports and encourages Board members to engage in ongoing director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

Ethical Business Conduct

The Board has adopted guidelines to encourage and promote a culture of ethical business conduct and promotes ethical business conduct through the nomination of Board members it considers ethical, through avoiding or minimizing conflicts of interest, and by having its Board members independent of corporate matters.

The Board adopted a written Global Code of Ethical Conduct on June 17, 2016, which is attached as Schedule “C”.  The Corporation’s Nominating and Governance Committee reviews the Global Code of Ethical Conduct annually to ensure it continues to meet the standards set by the Corporation.

Nomination of Directors

The Board, as a whole, has responsibility for identifying potential Board candidates. The Board utilizes the Nominating and Governance Committee to assist with this process. The Nominating and Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Nominating and Governance Committee then makes recommendations to the Board, when necessary, after having identified and screened potential candidates that can enhance the overall skill set and expertise of the Board. It is then the Board’s responsibility, as a whole, to evaluate and approve the recommendations for membership brought forward by the Nominating and Governance Committee.

Compensation

The CEO’s compensation is determined by the Board, as is the compensation of all of the Corporation’s NEO’s.

Compensation for Board members is reviewed annually the Nominating and Governance Committee, which makes a recommendation to the Board for adjustments (if any). After receipt of any recommendations of the Nominating and Governance Committee the Board as a whole will approve any changes (if any) in accordance with industry norms.

Board Committees

Audit Committee

The Board has designated an Audit Committee to assist in the discharge of its responsibilities.

The Audit Committee oversees the financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems. The Audit Committee sets out its duties and responsibilities in the Audit Committee Charter of the Corporation. See heading “Audit Committee and Relationship with Auditor”.

Nominating and Governance Committee

The Board has also designated the Nominating and Governance Committee to assist in the discharge of its duties. The Nominating and Governance Committee provides a focus on governance that will enhance the Corporation’s operations, establish procedures for assessing the Corporation’s performance and make recommendations to the Board regarding the Corporation’s overall effectiveness and to establish and supervise the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. A copy of the Nominating and Governance Committee’s charter is attached hereto as Schedule “D”.

The Nominating and Governance Committee consists of Geoffrey Burns, Dr. Christopher Barnes and J.C. Stefan Spicer.  Mr. Spicer is the Chairman of the Nominating and Governance Committee. All members of the Nominating and Governance Committee are considered independent.

Board Review and Assessment

In 2017, the Board, through the Nominating and Governance Committee instituted a process to assess its effectiveness and to ensure that the Board had the necessary skills to properly discharge its duties and responsibilities. The process requires each individual director to complete an annual self-assessment and overall Board assessment questionnaire (the “Questionnaire”). The Questionnaire focuses on Board, committee and individual performance. Completed Questionnaires are returned to the Chairman of the Nominating and Governance Committee, who then compiles the results and reports to the Nominating and Governance Committee as well as the full Board. The Nominating and Governance Committee may make recommendations to the Board based on the results of the annual Board self-assessment process.

Other Board Committees

The Board may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Corporation did not designate any ad hoc committees.

Board and Board Committee Meetings and Attendance

During the period from January 1, 2018 until April 4, 2019, the Board and committee member attendance was as follows:

			Board Committee Meetings
	Board Meetings (Nine (9) meetings)		Audit (Five (5) meetings)		Nominating and Governance (Three (3) meetings)
Directors	No.	%	No.	%	No.	%
Geoffrey Burns	9	100%	5	100%	N/A	N/A
Robert Doyle	9	100%	4	80%	N/A	N/A
J.C. Stefan Spicer	9	100%	5	100%	3	100%
Dr. Christopher Barnes	9	100%	1	20%	3	100%
Christopher Emerson	9	100%	N/A	N/A	3	100%
Blake Rhodes (1)	2	20%	N/A	N/A	N/A	N/A
Daniel O’Flaherty	9	100%	N/A	N/A	N/A	N/A

Notes:
(1)              Mr. Rhodes was appointed a director of the Corporation on November 20, 2018.

(2)              Effective as of November 20, 2018, the membership of each of the Audit Committee and the Nominating and Governance Committee was reconstituted such that Geoff Burns (Chairman of the Audit Committee), Stefan Spicer (Chairman of the Nominating and Governance Committee) and Dr. Christopher Barnes were appointed members of both committees.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation’s compensation program (the “Executive Compensation Program”) is set to attract and retain the best available talent while efficiently utilizing available resources. The Corporation compensates executive management with a package typically including a base salary (“Base Salary”), annual incentive compensation (“Incentive Compensation”) and long term equity compensation (the “Equity Compensation”) designed to be competitive with comparable employers and to align management’s compensation with the short and long-term interests of the Corporation’s shareholders. The Board also takes into consideration the financial condition of the Corporation when making its decisions regarding compensation. The Base Salary is set relative to the comparable positions in the market and in the industry, the annual Incentive Compensation is used as a short-term incentive to achieve annual Corporation objectives and the long term Equity Compensation is designed to allow the participants to enjoy the benefits of any increase in Corporation valuation and share price, should such an increase occur. Incentive Compensation and Equity Compensation awards are payable in accordance with the Corporation’s Long Term Incentive Plan (“LTIP”) and Annual Incentive Plan (“AIP”), respectively.

The Base Salary, Incentive Compensation, and Equity Compensation for the Corporation’s Named Executive Officers (the “NEOs”) which includes the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), General Counsel, the Vice President of Technical Services, and Vice President of Corporate Development were determined by the Board. The Board sets all elements of the Executive Compensation Program for its NEOs using generally available and comparable market data and their combined industry experience.

The Board maintains the authority to award Equity Compensation, including options to purchase Common Shares of the Corporation (“Options”) and Common Shares (“Compensation Shares”), to the Corporation’s NEOs in such amounts and on such terms as the Board determines in its sole discretion and in accordance with the LTIP. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account when granting awards under the LTIP. The Board maintains the authority to award Incentive Compensation under the AIP which awards are determined at the end of the financial year based on the performance of Maverix and the individual NEO relative to the annual objectives for Maverix and the individual objectives for the NEO that were established at the beginning of the financial year.

Security based awards under the AIP and LTIP are governed by the terms of the Stock Option and Compensation Share Plan (the “Plan”) that was approved by the shareholders of the Corporation on June 17, 2016, and filed on SEDAR (www.sedar.com), and as further described below.

Strategic Objectives of the Corporation’s Compensation Policy

The Corporation’s Compensation Policy has the following strategic objectives:

•                                          attract and retain high quality employees with the requisite skill sets;

•                                          encourage and motivate outstanding performance and contributions;

•                                          link pay with short and long-term performance results;

•                                          achieve alignment with shareholders’ interests;

•                                          meet legislative and compliance requirements;

•                                          maintain Corporation-wide consistency;

•                                          provide flexibility to accommodate employees’ needs; and

•                                          ensure an affordable and sustainable cost structure through changing business conditions.

Compensation Policy

On June 17, 2016, the Board adopted a Compensation Policy (“Compensation Policy”) to steward the compensation practices of Maverix, a summary of which is included below.

Maverix’s total compensation package includes four key elements:

1.              Compensation - a fixed pay program that remunerates NEOs for performing their day-to-day responsibilities consisting of the Base Salary and a variable pay program that rewards individual and Corporation performance consisting of the Incentive Compensation and Equity Compensation.

2.              Benefits - programs that provide protection and security for employees and their families.

3.              Recognition - cash and non-cash awards to acknowledge special contributions or effort.

4.              Development - formal and informal learning and development opportunities to support NEOs’ career development and the Corporation’s future management needs.

Compensation

Base Salary

Base Salary for each NEO is established in part by evaluating market data within the mining industry and among other streaming and royalty companies with operations of comparable size and scope (the “Reference Market”), many of whom we compete with in terms of recruitment and retention of NEOs (the “Peer Group”) and by reference to the following:

•                                          Compensation Targets: for the 2018 fiscal year Maverix has not set Base Salary compensation targets for the NEO’s.

•                                          Merit: the responsibilities inherent in the positions held by each NEO, their experience, qualifications, competencies and past performance.

•                                          Location of NEO: differences in the competitive marketplace for management talent located in various jurisdictions.

Changes within the Reference Market are monitored on an annual basis and taken into consideration at the time budget allocations for Base Salary are made.

Performance-Based Compensation

Performance-based compensation payable under the AIP is variable from year to year and is determined based on each individual’s performance as well as overall Corporation performance. Performance results are assessed on individual and team performance results. The performance metrics used to establish incentive targets are determined by virtue of the individual’s position and the influence that position can have on the Corporation’s performance. Both annual and long-term incentive compensation is provided to focus NEOs on the current objectives, balanced with strategic longer-term performance objectives. Awards are paid in both cash and Compensation Shares in order to align NEOs’ interests with those of the Corporation’s shareholders.

Benefits

The Corporation provides certain health benefit programs to NEOs.  In 2018 the NEOs were provided with assistance with the cost of provincial health insurance (“MSP”), together with vision, dental and extended health benefits (collectively, “Extended Health”), and life, accidental death and dismemberment and long-term disability insurance coverage (collectively, “Group Insurance”) under the Corporation’s standard group third party administered benefit program.

Recognition and Development Programs

Recognition programs are offered to recognize employees for additional contributions or effort, while at the same time development programs will be considered in order to provide assistance for employees’ career growth and development needs.

Programs designed to recognize service milestones and extra and/or exceptional performance by employees are an integral part of the Corporation’s overall Compensation Policy. Furthermore, the Corporation believes that providing financial support to employees that are motivated to expand their knowledge and training will directly benefit Maverix by helping to further educate and then retain the highest caliber people.

Executive Compensation Program Components

In keeping with the Corporation’s Compensation Policy, in 2018 the Executive Compensation Program included four primary components:

What We Pay	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities	Normally, established by the Board in the first quarter of each year for the following 12-month period ended in December, and reviewed as required.

AIP

Focuses NEOs on the short and long term accretive profitable growth of the Corporation’s net asset value, attributable gold equivalent production and net cash flow, through the achievement of annual operating plans, budgets and acquisition objectives

Awards are based on corporate and individual performance

Target incentive pay for each NEO is determined at the beginning of each financial year

Corporation and NEO performance is measured against objectives that have been firmly established at the beginning of the year. Awards are payable in cash and/or in Compensation Shares.

LTIP	Focuses NEO’s on creating long-term shareholder value, and aligns NEO’s interests with those of shareholders

Annual grants to NEOs of restricted Compensation Shares and Options.

Options vest over two years with a five-year term with one-half vesting on the first anniversary of the grant date and the second half vesting on the second anniversary of the grant date.

Restricted Compensation Share awards have a two-year term restriction on trading.

Health & Other Benefits	Attracts and retains highly qualified NEO’s	MSP, Extended Health and Group Insurance

Employment Agreements

The Base Salary paid to each NEO during the 2018 financial year was paid pursuant to:

1.              a standard form offer of employment entered into between the Corporation and Doug Ward, respectively (the “Offer of Employment”); and

2.              executive employment agreements between the Corporation and each of Daniel O’Flaherty, Matt Fargey, Brent Bonney, and Warren Beil, respectively (the “Employment Agreements”).

The terms of the Offer of Employment for Doug Ward included the following:

•                  Base Salaries as set out in the summary Compensation table below.

•                  Change of control provisions which stipulate that upon a change of control of the Corporation, and provided that each of the NEOs would be not be offered the same executive role with the acquiring company, each of the NEOs are entitled to a cash payment equivalent to two times the sum of his respective Base Salary, AIP payments and LTIP payments and any Compensation Shares or Options held would immediately vest within the rules of the Plan.

The terms of the Employment Agreement for each of Daniel O’Flaherty, Matt Fargey, Brent Bonney and Warren Beil included the following:

•                  Base Salaries as set out in the summary Compensation table below.

•                  Change of control provisions which stipulate that upon a change of control of the Corporation and if the NEO resigns for “good reason” and provides the Corporation with written notice, each of the NEOs are entitled to:

1.              the NEO’s Base Salary through to the date of his resignation;

2.              a cash payment equivalent to two times the sum of the respective Base Salary in addition to benefits in certain situations;

3.              a payment in lieu of further AIP and LTIP awards in an amount which shall be equal to two times the NEO’s average annual target AIP and LTIP payment for the two years immediately preceding the year in which the NEO’s resignation occurs;

4.              reimbursement of certain expenses; and

5.              payment for any vested Options granted to the NEO under the LTIP prorated based on the date of the NEO’s resignation.

•                  “Good reason” is defined to mean any of the following:

1.              without the express written consent of the NEO, any material change or series of changes in the status of the NEO;

2.              a reduction by the Corporation in the NEO’s Base Salary;

3.              the taking of any action by the Corporation, or the failure by the Corporation to take any action, that would materially adversely affect the NEO’s participation in, or materially reduce the NEO’s benefits; or

4.              a material change to the NEO’s normal work location made unilaterally by the Corporation.

The following table describes the estimated potential payments and benefits under the Offers of Employment to which the Named Executive Officers would have been entitled if a termination of employment or change in control occurred on December 31, 2018 at which time Maverix’s Share price was $2.42 per Share. The actual amounts to be paid out can only be determined at the time of the NEO’s departure from the Corporation. The amounts reported in the table below do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. The amounts reported assume payment of all previously earned and unpaid salary, vacation pay and LTIP and AIP awards.

NEO	Termination on a Change of Control ($)
Daniel O’Flaherty
Cash severance	1,792,500
Acceleration of equity awards	1,449,873
Matt Fargey
Cash severance	1,141,000
Acceleration of equity awards	644,377
Warren Beil
Cash severance	990,000
Acceleration of equity awards	192,500
Doug Ward
Cash severance	970,500
Acceleration of equity awards	1,036,952
Brent Bonney
Cash severance	1,111,000
Acceleration of equity awards	606,785

•                  Daniel O’Flaherty, Matt Fargey, Brent Bonney and Warren Beil were eligible for the following benefits: MSP, Extended Health and Group Insurance. Daniel O’Flaherty was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enroll Daniel O’Flaherty in the MSP.

•                  Doug Ward was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enrol Doug Ward, a resident of the United States, in the MSP, Extended Health and Group Insurance plans.

Annual Incentive Plan - AIP

In keeping with the Corporation’s Compensation Policy, on June 17, 2016 the Board adopted the AIP. The AIP is managed by the Board acting as a whole. The AIP may be changed, amended or suspended by the Board at any time, if in the Board’s opinion said change, amendment or suspension is in the best interests of the Corporation and its shareholders.

The AIP is a primary component of the Corporation’s Executive Compensation Program and is designed to attract and retain those personnel that are essential to the successful operation of the Corporation’s business. Bonuses paid under the AIP are based on corporate and individual performance.

The purpose of the AIP is to improve the Corporation’s performance through the efforts of those in positions that can significantly influence the Corporation’s results. The AIP functions as a tool to focus senior management on the short and long term accretive growth of the Corporation and to provide defined rewards in proportion to how well significant corporate objectives are achieved.

Eligibility is extended to those management positions having responsibilities for decisions and actions or for influencing the decisions and actions of others which will have a measurable impact on overall Corporation results. Base Salary is used as the primary basis for determining the point at which consideration for participation begins. However, it is not the sole determinant, and in certain situations a position at a lower Base Salary may have considerable impact on the success of the Corporation and in such circumstance, those positions could be considered for inclusion in the AIP.

Each AIP participant will have an established “target incentive pay” for his/her annual incentive award, which will be defined as a percentage of annual base salary. The target incentive pay for each participant is determined by virtue of his or her position and the influence that position can have on the Corporation’s annual performance. Achieving the target will be based on the performance of the Corporation and on the performance of the individual participant.

Performance is measured against objectives that have been clearly established at the beginning of the fiscal year. Annual objectives will be developed for the Corporation and the individual NEO or employee. The relative importance of each is identified by the weight assigned to the objective. The objectives may be of a long-term (greater than one year) and/or short-term (one year or less) nature. Within those objectives, regardless of the total time required for achievement, twelve-month goals and timetables against which performance can be measures must be set. Objectives will consist of broad Corporation objectives and individual objectives.

Broad Corporation Objectives

Broad Corporation objectives are those objectives established for the Corporation by the Chairman and approved by the Board. The objectives are the three or four most critical areas to be measured, which, when achieved, would be expected to contribute to the annual success of the Corporation. Typically, these objectives will include annual revenue, net cash flow, earnings per share, and new growth initiatives (i.e. royalty or stream acquisition(s)).

Individual Objectives

Individual objectives are those major objectives set for each individual. A substantial portion of each individual’s objectives should include supporting work for the Corporation or specific department objectives. These objectives will be developed on an annual basis.

At the beginning of the incentive plan year, supervisors and individuals will agree on the relative weight for each objective, as well as how successful accomplishment will be measured.

Two key concepts should be stressed when setting objectives — stretch and accountability.

Stretch refers to the extra application of skills and concentrated effort that will be required to reach or exceed the established objectives. Unless the objectives are considerably beyond normal expectation, payment of bonus compensation is difficult to justify.

Accountability stresses the fact that action to attain objectives must be within the authority and responsibility of the individual involved.

Incentive Payments

Incentive payments are determined on the basis of Corporation and individual performance. Normally, 50% of the incentive payment will be based on corporate performance and 50% will be based on individual performance (although this ratio can vary amongst the Corporation’s NEO’s).  The incentive payments to the Corporation’s Chief Executive Officer were based 100% on corporate performance. The ratio may be adjusted from year to year by the Board, depending on the level of Corporation versus individual focus desired.

The objectives for the 2018 financial year are summarized below.  The Board is actively and continuously reviewing the objectives to be set for future financial years, including the 2019 financial year.

A portion of the incentive payments are typically made in cash, however, at the discretion of the Board, incentive payments can be made in the form of Compensation Shares or a combination of cash and Compensation Shares.

If the Board decides to satisfy all or a portion of the annual incentive awards with Compensation Shares of the Corporation (as described in the preceding paragraph), the Compensation Shares issued will be priced based on either: 1) 90% of the weighted average closing price of the Common Shares on the TSX-V for the five trading days prior to the date of the Director’s approval of the annual incentive payments, or 2) the closing trading price of the Common Shares on the TSX-V on the trading day immediately prior to the date of the Directors approval of the annual incentive payments, less an applicable discount provided for in the TSX-V policies.

Performance Levels/Factors

Each objective is evaluated at the end of the year and a performance level and corresponding factor is applied to each. Performance level/factors will be based on an objective evaluation of the results or if appropriate a subjective evaluation. The performance levels are designed to force clear definitions of what results are expected and to provide consistency in evaluating results.

At the completion of the performance period, if 100% of the goal is achieved, the performance factor is 1.00; if 150% of the goal is met, the performance factor is 1.5; if 200% of the goal is met, the performance factor is 2.0. If a significant portion of the objective is achieved (80%), the employee may receive a performance factor rating 0.50. Achieving anything below 80% of an objective receives a performance factor of 0.

The performance factors listed in the table below are guidelines to be used when performance results are measured. Evaluation of the objective may indicate that a performance factor somewhere between the stated factors is appropriate, such as a 1.15 rather than 1.0 or 1.50.

Performance Factor Table

Factor	Performance Level Achieved
2.00	Outstanding achievement, far in excess of expectation
1.50	Goal is materially exceeded
1.00	Goal achieved
0.50	Goal not achieved, but significant progress/effort made
0.00	Not satisfactory

Incentive Recommendations and Timing of Payment

Incentive recommendations are made after the end of the calendar year when all financial and other data used to measure performance has been finalized and audited. The recommendation includes a brief description of each objective, the weight assigned to the objective and the supervisor’s evaluation of individual results. The evaluation will include both a brief narrative and the performance factor assigned to each objective.

Long Term Incentive Plan - LTIP

LTIP is a primary element of the Corporation’s Executive Compensation Program and is designed to attract and retain those executives and senior managers essential to the future growth of the Corporation.

The LTIP is designed to create a sense of ownership by the key employees of the Corporation and/or its affiliates who, in the judgement of the Board, will be largely responsible for the Corporation’s growth and success. The LTIP links a portion of the individual’s compensation to the long-term performance of the Corporation as reflected by the price of the Corporation’s Shares, thus aligning the interests of the key employees with those of the Corporation and its shareholders. It is generally recognized that a long-term incentive plan of the nature provided for herein aids in attracting, retaining, and encouraging employees of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Corporation.

The LTIP is designed to align senior management’s attention to the most widely accepted measure of long-term success for the Corporation, long-term share price appreciation, with shareholder’s interest being the major consideration.

LTIP Incentives

The LTIP consists of annual grants to executives and senior management of restricted Compensation Shares, and/or Options.

The Options will be five-year Options which vest in two instalments, one half commencing on the first anniversary of the grant date and the second half on the second anniversary of the grant date.

For restricted Compensation Shares awards, LTIP participants will be issued Compensation Shares, with a two year no trading legend.

Options and restricted Compensation Shares granted pursuant to the guidelines of the LTIP are based on each participant’s base salary level, but other factors such as individual performance and future potential may be used in grant determination. The Board may also approve ad-hoc Option grants for special circumstances and when needed to attract the required talent to the Corporation.

LTIP is managed by Board acting as a whole. The LTIP can be modified or suspended at any time, at the Board’s discretion. Modifications may include, but are not limited to, the following: (1) modification of award targets, (2) reduction or increase of award grants, and (3) changes to or final determination of the mix of the annual participant’s award between restricted Compensation Shares or Options.

Eligibility

Eligibility is extended to key executive and senior management positions having responsibility for influencing policy and strategy or for influencing the decisions and actions of others that will have a long-term impact on the Corporation’s growth and/or overall results. Eligibility for participation in the LTIP is extended to senior managers that have been employed by the Corporation for a minimum of three months.  In addition to the LTIP, the Board may grant Options under the Plan to employees at any time at the discretion of the Board.

LTIP Long Term Incentive Targets

Annual award targets are determined as follows:

Each LTIP participant has an established target for his/her annual incentive grant, which is defined as a percentage of his/her annual base salary. Each participant’s target is directly dependent on his/her responsibilities and contribution and shall be determined by virtue of his/her position and the influence that position can have on the Corporation’s long-term performance.

The percentage determined above is multiplied by the participant’s annual base salary. For example, if LTIP participant’s base salary is $150,000 and his/her target is 40% then his/her “Annual Target” will be calculated as follows: $150,000 x 40% = $60,000. The resulting $60,000 is the LTIP participant’s Annual Target.

Types of Award Grants

Options: Up to 100% of the annual award grant may be made available as Options. The number of Options is to be determined using the modified Black-Scholes option-pricing model, based on either: (1) the weighted average closing price of the common shares on the TSX-V for the five trading days prior to the date the Option is granted, or (2) the closing trading price of the common shares on the TSX-V on the trading day immediately prior to the date the Option is granted.

It would be the Board’s intention to apply method number 1 above, for determining the price of the Shares to be used in the modified Black-Scholes option pricing model, however, the Board, acting in its sole discretion and within the guidelines of the TSX-V may choose to apply pricing method number 2.

Restricted Compensation Shares: Up to 50% of the annual award grant may be made available as restricted Compensation Shares, with a two year no trading legend.

In the future, and as the Corporation’s circumstances dictate, the Board, in its sole discretion, may determine that a minimum percentage of a LTIP participant’s annual grant must be taken in restricted Compensation Shares, up to a maximum of 50%.

The restricted Compensation Shares issued in satisfaction of an LTIP grant will be priced based on either: (1) 90% of the weighted average closing price of the Maverix common shares on the TSX-V for the 5 trading days prior to the date of the Board’s approval of the LTIP payments, or (2) the closing trading price of the Maverix common shares on the TSX-V on the trading day immediately prior to the date of the Board approval of the LTIP payments, less an applicable discount (if any) permissible pursuant to the TSX-V policies.

It would be the Board’s intention to apply method number 1, above, for pricing the restricted Compensation Shares, however the Board, acting in its sole discretion and within the guidelines of the TSX-V may choose to apply pricing method number 2.

All restricted Compensation Shares will be issued net of statutory withholdings.

Award Recommendations and Timing of Payment

Management’s award recommendations and Board approval are typically made in the first quarter subsequent to the Corporation’s calendar year-end. Timing of award grants, however, will occur at the discretion of the Board and the Board shall have sole and absolute discretion in determining whether to grant Options or grant restricted Compensation Shares.

Nothing in the LTIP requires the issue or distribution of any Options or restricted Compensation Shares in any given year or the distribution to any particular person of any Options or restricted Compensation Shares. No person has any right to receive a distribution of any Optionsor restricted Compensation Shares in a year, whether or not other persons receive such awards in such year. The receipt by a recipient in any year of such awards shall not create any entitlement to the receipt of any such awards by such recipient in any other year.

Term

Typically, Options granted through annual grants within the Plan will remain exercisable for five years, following the date of grant or after a limited period following termination of employment, in accordance with the Plan. The Board reserves the right to either reduce or extend the term of the Options at the time when the Options are granted under the Plan.

Restricted Compensation Shares will be certificated with share certificates that will include a two year no trading legend.

Options and Compensation Shares granted pursuant to the LTIP will be issued after Board approval. Due to the nature of the LTIP, the receipt by an LTIP participant in any year, of restricted Compensation

Shares under the Plan and pursuant to the LTIP shall not create any obligation for the Corporation to issue such restricted Compensation Shares in any other year.

The Board specifically reserves the right to authorize the removal of the “No Trade Legend” immediately prior to a change of control event of the Corporation.

Stock Option and Compensation Share Plan

The Plan provides that 15,000,000 Common Shares issuable pursuant to Options granted or Compensation Shares issued under the Plan are reserved for issuance for eligible participants.  If the Consolidation, as previously described herein, is approved and completed than 7,500,000 Common Shares will be issuable pursuant to Options granted or Compensation Shares issued under the Plan. The Plan enables the directors, officers, employees and consultants of Maverix and its affiliates to participate in the growth and development of Maverix by providing such persons with the opportunity, through options to purchase Common Shares, to acquire an increased proprietary interest in the Corporation that is aligned with the interests of the shareholders. The AIP and LTIP operate using the 15,000,000 Common Shares limit issuable under the Plan and are subject to the restrictions identified above.

The Plan, administered by the Board, governs the granting of Options and Compensation Shares to directors, officers, employees and consultants of the Corporation and its affiliates. The Board has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the options will vest and be exercisable. Options, however, may only be exercisable for a maximum of ten years from the date of grant and the exercise price of the Options must be no less than the discounted market price on the last closing price of the Corporation’s shares, as defined by the TSX-V. The Board also has the discretion to determine to whom Compensation Shares will be granted, and the issue price of such Compensation Shares.

The Plan imposes limits on the number of Options and Compensation Shares that may be issued to any one person within a twelve-month period, and additionally, to consultants and employees who perform investor relations activities. An Option is personal to the grantee of the Option and is non-transferable and non-assignable. The Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment or appointment of an Option holder with the Corporation or its affiliates is terminated by either party for any reason other than termination for retirement, death or for cause, the options held by such option holder must be exercised within 120 days of the date of termination of the Option holder’s employment or appointment with the Corporation. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, officer or employee of the Corporation or its affiliates.

The Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

2018 AIP and LTIP Awards

Significant Events

In 2018 Maverix made significant advancements with respect to both acquisitions and financings.

In July, 2018, Maverix acquired a significant portfolio of 51 royalties (the “Newmont Portfolio”) from Newmont Mining Corporation.  The Newmont Portfolio consisted of 51 separate royalties on assets located in 11 different countries, ranging from production to exploration stage assets.  As a result of the acquisition of the Newmont Portfolio, Newmont joined Pan American and Gold Fields as a major shareholder of the Corporation.

With respect to financings, in June 2018, Maverix closed a senior secured revolving credit facility with the Canadian Imperial Bank of Commerce and National Bank of Canada for US$50 million.

In December 2018, Maverix ended the year by acquiring a silver stream on Northern Vertex Mining Corp.’s Moss Mine located in Arizona.  Pursuant to the terms of the silver stream agreement, Maverix made an upfront cash payment of US$20 million to Golden Vertex (a wholly-owned subsidiary of Northern Vertex), the owner and operator of the Moss Mine, for a right to purchase 100% of the silver produced at the Moss Mine.  Once Maverix has purchased 3,500,000 ounces of silver, Maverix will have the right to purchase 50% of the life of mine silver.

AIP Evaluation Criteria

The Corporation and management’s AIP objectives for 2018 included but were not limited to:

Corporate Goal/Objective	Description	Value Weighting
Asset Portfolio Growth	Acquisition of assets that increase various per share metrics, including attributable Gold Equivalent Ounce (“GEO”) production, attributable reserves and resources, cash flow, total assets, and or organic growth from existing assets	35%
Increase Financial Capacity	Significantly increase cash and available financing for acquisition purposes above availability as at January 1.	30%
Improve Trading Liquidity (and Capital Markets Profile)	Considerations include increasing absolute trading volumes and research coverage, progress on TSX and U.S. listings, increase number of institutional investors	25%
Organizational Development	Considerations include growth of management team, implementation of new policies and controls, and adherence to current policies and controls.	10%
	Total	100%

Evaluation

AIP awards for the 2018 financial year, based on the above previously set annual objectives have been awarded to management as of the date of this Information Circular. The awards were calculated based on the Board’s evaluation of the Corporation’s performance relative to the above chart. For clarity, the amounts awarded under the 2018 AIP to the NEO’s were paid in March of 2019, and as such do not appear in the compensation tables below.

As a result of the Board’s evaluation of the stated corporate goals and objectives an overall factor of 1.7 times each employee’s annual AIP target was applied based on the following results as compared to the Corporation’s 2018 goals and objectives:

•                  The Corporation experienced significant growth in the asset portfolio, which included an overall increase in the attributable GEO production as compared to the previous year, an increase in attributable gold equivalent reserves per share, an increase in the total number of royalties and streams that comprise the Corporation’s portfolio and as well as an increase in organic growth from the existing assets in the portfolio;

•                  The Corporation secured a US$50 million credit facility with CIBC and National Bank, which replaced the Corporation’s previous US$20 million loan from CEF;

•                  The trading liquidity of the Corporation’s common shares meaningfully improved during 2018, both in terms of total dollar value of shares traded and the absolute number of shares traded;

•                  Significant relative outperformance in the Corporation’s share price that resulted in the Corporation meaningfully outperforming its peers, relevant indices, and the gold price; and

•                  The Corporation expanded its management team and organizational depth and experience with key hires in the 2018 financial year and in addition developed new corporate governance policies and controls.

The above is a summary of the key considerations the Board took into account in its review of the 2018 corporate goals and objectives.

Director Compensation

Our director compensation structure is designed by the Board to attract and retain individuals with the relevant skills and knowledge to serve on our Board and to align the interests of our directors with those of our other shareholders. Our director compensation program reflects our size and reinforces the importance we place on shareholder value. Our director compensation takes into account the time commitment, duties, and responsibilities of our directors and director compensation practices at comparable companies. While director compensation amounts are not based on corporate performance, the Board has instituted a formal performance assessment process to ensure director effectiveness and engagement. There are two (2) elements to our director compensation: 1) An annual retainer of $50,000, paid once per financial year, in advance and 2) Attendance meeting fees of $1,000 per meeting, paid once a year in arrears.

Summary Compensation Table for NEOs and Directors

For the year ended December 31, 2018, Maverix had six NEOs, namely Daniel O’Flaherty - Chief Executive Officer, Matt Fargey - Chief Financial Officer, Oggy Talic - General Counsel (to March 7, 2018), Warren Beil — General Counsel (from June 1, 2018) Doug Ward - Vice President of Technical Services, and Brent Bonney - VP Corporate Development.

For the year ended December 31, 2018, Maverix had seven members of its Board, namely Geoffrey Burns - Chairman, Dr. Christopher Barnes, Daniel O’Flaherty, Robert Doyle, Christopher Emerson, J.C. Stefan Spicer and Blake Rhodes (from November 20, 2018).

The compensation paid to the NEOs and directors excluding compensation securities for the periods noted is summarized in the following table and is expressed in Canadian dollars unless otherwise noted.

Compensation Excluding Compensation Securities

Name and Principal Position	Year	Salary or Retainer ($)	Bonus ($)(1)	Committee or Meeting Fees ($)(2)	Value of Perquisites ($) (3)	Value of all other Compensation ($) (4)	Total Compensation ($)
Daniel O’Flaherty	2018	400,000	200,000	Nil	Nil	40,015	640,015
CEO & Director	2017	217,083	76,250	Nil	Nil	40,000	333,333
	2016	60,000	Nil	Nil	Nil	Nil	60,000
Matt Fargey(5)	2018	260,000	47,100	Nil	Nil	Nil	307,100
CFO	2017	163,702	Nil	Nil	Nil	66,775	230,477
Warren Beil(5)	2018	113,438	Nil	Nil	Nil	73,324	186,762
General Counsel
Doug Ward	2018	230,000	128,000	Nil	Nil	Nil	358,000
VP Technical Services	2017	207,000	19,730	Nil	Nil	40,000	266,730
	2016	40,000	Nil	Nil	Nil	Nil	40,000
Brent Bonney	2018	260,000	Nil	Nil	Nil	Nil	260,000
VP Corporate Development	2017	163,269	Nil	Nil	Nil	64,551	227,820
Geoffrey Burns	2018	75,000	Nil	9,000	5,052	50,000	139,052
Chairman	2017	Nil	Nil	4,500	3,938	48,750	57,188
	2016	Nil	Nil	Nil	3,600	Nil	3,600
J.C. Stefan Spicer	2018	Nil	Nil	10,500	Nil	17,500	28,000
Director	2017	Nil	Nil	5,000	Nil	6,500	11,500
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Chris Barnes	2018	25,000	Nil	7,500	Nil	8,750	41,250
Director	2017	Nil	Nil	4,000	Nil	Nil	4,000
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Robert Doyle	2018	Nil	Nil	Nil	Nil	17,500	17,500
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil

Compensation Excluding Compensation Securities

Name and Principal Position	Year	Salary or Retainer ($)	Bonus ($)(1)	Committee or Meeting Fees ($)(2)	Value of Perquisites ($) (3)	Value of all other Compensation ($) (4)	Total Compensation ($)
Chris Emerson	2018	Nil	Nil	Nil	Nil	17,500	17,500
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Blake Rhodes(6)	2018	Nil	Nil	Nil	Nil	Nil	Nil
Director

Notes:

(1)         Bonuses disclosed represent the cash portion of AIP awards earned for the period January 1, 2017 to December 31, 2017 but paid during 2018 and the period July 11, 2016 to December 31, 2016 but paid during 2017. For the period July 11, 2016 to December 31, 2016 the AIP awards earned were payable as to 40% in cash and 60% Compensation Shares

(2)         The members of the Board are each paid $1,000 per each official meeting of the Board, or committee of the Board attended ($500 per meeting in 2016).

(3)         Parking paid by the Corporation for the Chairman of the Board. Directors are reimbursed for travel and other expenses actually incurred when they attend meetings or conduct Corporation business.

(4)         Other compensation includes retroactive salary adjustments relating to the previous year, but paid in a subsequent year, payment of statutory deductions related to compensation shares issued to certain NEOs, and the value of compensation shares withheld from certain Directors for their annual retainer fees and remitted to the taxation authorities by the Corporation as statutory deductions.

(5)         Wayne Vincent resigned as Chief Financial Officer, effective May 30, 2017. Oggy Talic resigned as General Counsel, effective March 8, 2018. For information regarding the compensation of Messrs. Vincent and Talic please refer to the Management Information Circular dated April 25, 2018.  Warren Beil was appointed as General Counsel on June 1, 2018

(6)         Blake Rhodes was appointed as a Director of the Corporation on November 20, 2018.

Former Named Executive Officers and Directors of the Corporation

During the periods from October 1, 2015 to July 11, 2016, June 17, 2016 and the 2017 and 2018 financial years, the Corporation paid compensation to former directors and NEOs. Please refer to the Management Information Circulars dated April 25, 2018 and April 28, 2017 for information regarding the compensation of former directors and NEOs of the Corporation. No compensation was paid to such individuals following their resignations as directors and executive officers.

Stock Options and Other Compensation Securities for NEOs

NEO Equity Based Awards

The following table sets out the Compensation Share-based and Option-based awards granted to each NEO by the Corporation during the year ended December 31, 2018:

Compensation Securities

Name and Principal Position	Type of Compensation Security	Number of compensation securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Daniel O’Flaherty	Options	244,140	May 31,	$1.65	$1.65	$2.42	May 31,
CEO		4.00%	2018				2023
	Compensation Shares(2)
		Nil	N/A	N/A	N/A	N/A	N/A

Matt Fargey	Options	439,450	May 31,	$1.65	$1.65	$2.42	May 31,
CFO		7.20%	2018				2023
	Compensation Shares	50,000	May 31,	$1.65	$1.65	$2.42	N/A
		0.02%	2018

Warren Beil(1)	Options	250,000	May 31,	$1.65	$1.65	$2.42	May 31,
General Counsel		4.10%	2018				2023
	Compensation Shares	85,000	May 31,	$1.65	$1.65	$2.42	N/A
		0.04%	2018

Doug Ward	Options	312,500	May 31,	$1.65	$1.65	$2.42	May 31,
VP Technical Services		5.12%	2018				2023
	Compensation Shares	Nil	N/A	N/A	N/A	N/A	N/A

Brent Bonney	Options	390,630	May 31,	$1.65	$1.65	$2.42	May 31,
VP Corporate Development		6.4%	2018				2023
	Compensation Shares	87,275	May 31,	$1.65	$1.65	$2.42	N/A
		0.06%	2018

Notes:

(1)         Wayne Vincent resigned as Chief Financial Officer, effective May 30, 2017. Oggy Talic resigned as General Counsel, effective March 7, 2018.  For information regarding equity-based awards granted to each of Messrs. Vincent and Talic please refer to the Management Information Circular dated April 25, 2018. Mr. Beil was appointed as General Counsel on June 1, 2018.

Board Equity Based Awards

The following table sets out the Compensation Share-based and Option-based awards granted to each Director by the Corporation, for their respective Board service during the year ended December 31, 2018:

Compensation Securities

Name and Principal Position	Type of Compensation Security	Number of compensation securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Geoffrey Burns Chairman and Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	45,455	May 31, 2018	$1.65	$1.65	$2.42	N/A
		0.02%

J.C. Stefan Spicer Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	19,697	May 31, 2018	$1.65	$1.65	$2.42	N/A
		0.01%

Dr. Chris Barnes Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	9,848	May 31, 2018	$1.65	$1.65	$2.42	N/A
		0.00%

Robert Doyle Director	Options	Nil	N//A	N/A	N/A	N/A	N/A
	Compensation Shares	19,697	May 31, 2018	$1.65	$1.65	$2.42	N/A
		0.01%

Chris Emerson Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	19,697	May 31, 2018	$1.65	$1.65	$2.42	N/A
		0.01%

Daniel O’Flaherty Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	Nil	N/A	N/A	N/A	N/A	N/A

Blake Rhodes(1) Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	Nil	N/A	N/A	N/A	N/A	N/A

Notes:

(1)         Mr. Rhodes was appointed as a director November 20, 2018.

Exercise of Compensation Securities by Directors and NEOs

During the year ended December 31, 2018 the following exercises of compensation securities occurred:

Exercise of Compensation Securities by Directors and NEOs

Name and Position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date
Dr. Chris Barnes	Options	128,000	0.54	March 23, 2018	1.65	1.11	142,080
Director

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	6,103,034	$1.16	6,760,855
Equity compensation plans not approved by securityholders	Nil	Not applicable	Not applicable
Total	6,103,034	$1.16	6,760,855

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the year ended December 31, 2018.  The Corporation will provide to any person or company, upon request to the Chief Financial Officer of the Corporation at Maverix Metals Inc., Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Telephone: 604-449-9290, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to security holders of the Corporation.  The Corporation may require payment of a reasonable charge from any person or company who is not a security holder of the Corporation, who requests a copy of any such document.  The foregoing documents are also available on SEDAR at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

DIRECTORS’ APPROVAL

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Corporation.

DATED at Vancouver, British Columbia, April 4, 2019.

BY ORDER OF THE BOARD

“Daniel O’Flaherty”

Daniel O’Flaherty
Chief Executive Officer

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS

Please see following page.

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

Please see following page.

SCHEDULE “C”

GLOBAL CODE OF ETHICAL CONDUCT

Please see following page.

SCHEDULE “D”

NOMINATING AND CORPORATE GOVERNANCE

COMMITTEE CHARTER

Please see following page.

SCHEDULE “E”

MAVERIX METALS INC.

RESTRICTED SHARE UNIT PLAN

EFFECTIVE: [•]

Article 1

General Provisions

1.1          Purpose

This Restricted Share Unit Plan (the “Plan”) is established as a means to award equity-based incentives to the directors, officers and Eligible Persons of the Corporation, to recognize and reward their significant contributions to the long-term success of the Corporation including to align the directors’ and officers’ interests more closely with the shareholders of the Corporation.

1.2          Definitions

As used in the Plan, the following terms have the following meanings:

(a)   “Account” means the bookkeeping account established and maintained by the Corporation for each Eligible Person in which the number of Restricted Share Units of the Eligible Person are recorded;

(b)   “Black-Out Period” means a period during which an Eligible Person is to refrain from trading in the Company’s securities pursuant to a restriction imposed by the Corporation on all or any of its executives, employees, insiders or persons in a “special relationship” (as defined) with the Corporation.

(c)   “Board” means the Board of Directors of the Corporation;

(d)   “Change of Control” includes:

(i)            The acquisition by any persons acting jointly or in concert (as determined by the Securities Act (British Columbia), whether directly or indirectly, of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of the Corporation;

(ii)           an amalgamation, arrangement or other form of business combination of the Corporation with another corporation that results in the holders of voting securities of that other corporation holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;

(iii)          the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a related entity; or

(iv)          any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion.

(e)   “Common Share” means a common share in the capital of the Corporation;

(f)    “Consultant” means a “Consultant” as defined in the policies of the TSXV;

(g)   “Consultant Company” means a “Consultant Company” as defined in the policies of the TSXV;

(h)   “Corporation” means Maverix Metals Inc. and its successors and assigns;

(i)    “Director” means a non-Employee director of the Board of the Corporation;

(j)    “Disinterested Shareholder” means a holder of Common Shares that is not an insider (as defined the Securities Act (British Columbia) nor an associate (as defined in the Securities Act (British Columbia)) of an insider;

(k)   “Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Board, include a special or stock dividend (a “Special Dividend”), and may, in the discretion of the Board, include a Special Dividend declared and payable on a Common Share;

(l)    “Eligible Person” means a bona fide full-time or part-time Employee, an eligible Consultant or Consultant Company, Director or Officer who is designated as eligible for participation in the Plan;

(m)  “Employee” means an employee of the Corporation or any subsidiary or any combination or partnership of such corporations;

(n)   “Exchange” means, collectively, the TSX Venture Exchange (“TSXV”), any successor thereto and any other stock exchange or trading facilities through which the Shares trade or are quoted from time to time;

(o)   “Expiry Date” means, with respect to Restricted Share Units granted to an Eligible Person, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Eligible Person’s termination date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in the Income Tax Act (Canada), as such rules and or sections may be amended or re-enacted from time to time;

3

(p)   “Fair Market Value” means the closing price of the Common Shares on the TSXV on the Business Day immediately prior to the Redemption Date, or if the Common Shares are not listed on the Exchange, then on such other stock exchange or quotation system as may be selected by the Board, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Board in its sole discretion acting in good faith;

(q)   “Grant Date” means any date determined from time to time by the Board as a date on which a grant of Restricted Share Units will be made to one or more Eligible Persons under this Plan;

(r)    “Officer” means an officer of the Corporation that has been duly appointed by the Board;

(s)    “Plan” means this Restricted Share Unit Plan, as amended from time to time;

(t)    “Redemption Date” in respect of any Restricted Share Unit means the third anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the Redemption Date in respect of such Restricted Share Unit, or (ii) Section 3.6, 4.1, 4.2, 6.2 is applicable, in which case the Redemption Date in respect of such Restricted Share Unit shall be the date established as such in accordance with the applicable Section; provided that, notwithstanding any other provision hereof, in no event will the Redemption Date in respect of any Restricted Share Unit be after the end of the calendar year which is three years following the end of the year in which services to which the grant of such Restricted Share Unit relates were performed by the Director or Officer to whom such Restricted Share Unit was granted;

(u)   “Reorganization” means any declaration of any stock dividend (other than a Special Dividend), combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

(v)   “Restricted Share Unit” means a restricted share unit credited by bookkeeping entry to an Account in respect of an Eligible Person in accordance with this Plan;

(w)  “Subsidiary” has the meaning set out in the Securities Act (British Columbia); and

(x)   “TSXV Policies” means the policies included in the TSXV Corporate Finance Manual and “TSXV Policy” means any one of them.

1.3          Effective Date

The Plan shall be effective [•]; provided that no Common Shares may be issued under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder.

4

1.4          Governing Law; Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation.

Article 2

Eligibility and Participation

2.1          Eligibility

This Plan applies to those Directors, Officers, and Eligible Persons that the Board designates as eligible for a grant of Restricted Share Units under this Plan.  The Board will make such designation prior to each Grant Date.

2.2          Copy of the Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.3          Limitation on Rights

Nothing in this Plan shall confer on any Director or Officer any right to be designated as an Eligible Person or to be granted any Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.4          Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement executed by the Eligible Person in substantially the form appended as Schedule A hereto, or such other evidence (including electronic agreements) as the Board may determine from time to time. An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Board. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

5

2.5          Limits on Common Shares Issuable

(a)           The number of Common Shares which may be reserved for issuance under the Plan:

(i)            shall not exceed 6,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSXV Policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation;

(ii)           in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Corporation’s Stock Option and Share Compensation Plan, shall not exceed 21,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSXV Policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation; and

(iii)          to any one Eligible Person within a 12-month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.

(b)           The number of Common Shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, within any one-year period:

(i)            to any one Eligible Person, shall not exceed 5% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis;

(ii)           to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis; and

(iii)          to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis.

2.6          No Fractional Shares

No fractional Common Shares may be issued under the Plans.  Fractional Restricted Share Units will be rounded down to the nearest whole Common Share on payout.

Article 3

Restricted Share Units

3.1  Grant of Restricted Share Units

(a)        The Corporation may grant Restricted Share Units to such Eligible Person(s) in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a fiscal year or

6

otherwise as compensation, including as an incentive for future performance by the Eligible Person.

(b)        In granting any Restricted Share Units pursuant to this Plan, the Corporation shall designate:

(i)           the number of Restricted Share Units which are being granted to the Eligible Person

(ii)          any time-based conditions as to vesting of the Restricted Share Units to become vested Restricted Share Units;

(iii)          the Redemption Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(iv)          the Expiry Date;

which will be set out in the Grant Agreement.

3.2          Redemption of Restricted Share Units

(a)        On each Redemption Date, the Eligible Person shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those vested Restricted Share Units in the Eligible Person’s Account to which the Redemption Date relates, in one of the following forms:

(i)            subject to shareholder approval of this Plan and the limitations set forth in this Plan, Common Shares issued from treasury equal in number to the vested Restricted Share Units in the Eligible Person’s Account to which the Redemption Date relates, subject to any applicable deductions and withholdings;

(ii)           subject to and in accordance with any Applicable Law, Common Shares purchased by an independent administrator of the Plan in the open market for the purposes of providing Common Shares to Eligible Persons under the Plan equal in number to the vested Restricted Share Units in the Eligible Person’s Account to which the Redemption Date relates, subject to any applicable deductions and withholdings;

(iii)          the payment of a cash amount to an Eligible Person on the Redemption Date equal to the number of vested Restricted Share Units in respect of which the Corporation makes such a determination, multiplied by the Fair Market Value on the Redemption Date, subject to any applicable deductions and withholdings; or

(iv)      any combination of the foregoing,

as determined by the Corporation, in its sole discretion.

(b)        Shares issued by the Corporation from treasury under this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

7

(c)        For greater certainty, an Eligible Person shall have no right to receive Common Shares or a cash payment as compensation, damages or otherwise, with respect to any Restricted Share Units that do not become vested.

(d)        If an Eligible Person’s Restricted Share Units would, in the absence of this Section 3.2(d), be paid out within a Blackout Period applicable to such Eligible Person, such settlement shall be postponed until the first Trading Day following the date on which the relevant Blackout Period has expired.

(e)        The Corporation may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of an Eligible Person. The Corporation shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of an Eligible Person any Common Shares which would otherwise be issued or provided to an Eligible Person hereunder.

3.3          Compliance with Tax Requirements

In taking any action hereunder, or in relation to any rights hereunder, the Corporation and each Eligible Person shall comply with all provisions and requirements of any income tax, pension plan, or employment or unemployment insurance legislation or regulations of any jurisdiction which may be applicable to the Corporation or Eligible Person, as the case may be. The Corporation may take such other action as the Board may consider advisable to enable the Corporation and any Eligible Person to satisfy obligations for the payment of withholding or other tax obligations relating to any payment to be made under this Plan. Each Eligible Person (or the heirs and legal representatives of the Eligible Person) shall bear any and all income or other tax imposed on amounts paid to the Eligible Person (or the heirs and legal representatives of the Eligible Person) under this Plan. If the Board so determines, the Corporation shall have the right to require, prior to making any payment under this Plan, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any payment under this Plan. If the Corporation does not withhold from any payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Eligible Person shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation. Notwithstanding any other provision hereof, in taking such action hereunder, the Board shall endeavour to ensure that the payments to be made hereunder will not be subject to the “salary deferral arrangement” rules under the Income Tax Act (Canada), as amended, or income tax legislation of any other jurisdiction.

3.4          Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Board, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Board may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise

8

extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

3.5          Offer for Common Shares — Change of Control

Notwithstanding anything else herein to the contrary, subject to prior approval of the Exchange if required, in the event of a Change of Control, then the Redemption Date shall be deemed to be the date on which the Change of Control occurs, and all Restricted Share Units granted to the Eligible Persons and outstanding under the Plan shall immediately vest and be paid out in accordance with Section 3.2.

Article 4

Events Affecting Entitlement

4.1          Termination of Employment or Election as a Director

(a)           Voluntary Termination or Termination for Cause.  If an Eligible Person is terminated by the Corporation for cause (as determined by the Corporation), or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, all of the Eligible Person’s Restricted Share Units shall be forfeited and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so forfeited.

(b)           Involuntary Termination. The Restricted Share Units of an Eligible Person which have vested on the applicable date, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, shall be redeemed for an equal number of Common Shares. For the purposes of this Section 4.1b), the Redemption Date shall be the date on which the employment of the Eligible Person, other than a Director, is terminated irrespective of any entitlement of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date.

(c)           Termination Related to Directors. The Restricted Share Units of a Director, who is not re- elected at an annual or special meeting of shareholders shall be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date. For purposes of this Section 4.1(c), the Redemption Date shall be on the date on which the annual or special meeting is held.

9

4.2          Death

All of the Restricted Share Units of an Eligible Person who dies shall be redeemed in accordance with Section 3.2. For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

4.3          No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person’s employment with the Corporation, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

Article 5

Administration

5.1          Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution.

5.2          Administration

The Board shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration and operation of the Plan. The Board may delegate to any person any administrative duties and powers under this Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of

10

Common Shares of the Corporation by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

5.3          Records

The Corporation will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4          Legal Compliance

Without limiting the generality of the foregoing, the Board may take such steps and require such documentation from Eligible Persons as the Board may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

Article 6

Amendment and Termination

6.1          Amendment

(a)           The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation and, where applicable, the approval of the Exchange, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the Disinterested Shareholder approval for any amendment related to:

(i)            the number or percentage of issued and outstanding Common Shares available for grant under the Plan;

(ii)           a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons; and

(iii)          an extension to the term for redemption of Restricted Share Units held by Eligible Persons.

(b)           Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.

(c)           Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval amendments to:

11

(i)            the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time;

(ii)           the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(iii)          the provisions of the Plan respecting the terms and conditions on which Restricted Share Units may be granted pursuant to the Plan, including the provisions relating to the payment of the Restricted Share Units;

(iv)          the vest provisions of any grant; and

(v)           to the Plan that are of a “housekeeping” nature.

6.2          Termination of Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Section 3.4, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

Article 7

General

7.1          Rights to Common Shares

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

7.2          No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Board guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to

12

receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

7.3          Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Eligible Person to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

7.4          Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and an Eligible Person, including without limitation, the estate of such Eligible Person and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or Eligible Person’s creditors.

7.5          Severability

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

7.6          Extension of Vesting during Blackouts

Unless otherwise determined by resolution of the Board, in the event that any vesting provision expires during a self imposed or regulatory black out period on trading securities of the Corporation, such vesting period shall be automatically extended until 48 hours after such black out period has expired.

13

Schedule A

Restricted Share Unit Agreement

Restricted Share Unit Plan of Maverix Metals Inc.

This Restricted Share Unit Grant Agreement is made the      day of         , 20    between [Name of Eligible Person], the undersigned “Eligible Person” (the “Eligible Person”), being an employee or Director of Maverix Metals Inc. (the “Corporation”), name or designated pursuant to the terms of the Restricted Share Unit Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect is herein referred to as the “Plan”), and the Corporation.

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1.             The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2.             The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, or any person to whom the Board may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.             On                              , 20   , the Eligible Person was granted Restricted Share Units, which grant is evidenced by this Agreement.

4.             This Restricted Share Unit Grant Agreement shall be considered as part of and an amendment to any employment agreement between the Eligible Person and the Corporation and the Eligible Person herby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

MAVERIX METALS INC.		ELIGIBLE PERSON

Per:
	Authorized Signatory	Print Name:
(Eligible Person)